Exhibit 12
Computation of Ratio of Earnings to Fixed Charges
(all amounts except ratios are shown in millions)

	Year Ended December 31,
	2006	2005	2004	2003
Income (loss) from continuing operations before income taxes and minority interest	$60.5	$(17.8)	$62.2	$(97.3)

Less: Equity in earnings of 50%-or-less owned companies	—	—	—	—

Add: Fixed charges net of capitalized interest	40.1	42.5	41.0	36.8

Add: Amortization expense of previously capitalized interest	1.2	1.2	1.2	1.2

Total earnings	101.8	25.9	104.4	(59.3)

Fixed charges	40.1	42.5	41.0	36.8

Ratio of earnings to fixed charges(b)	2.5	0.6	2.5	96.1 (a)

(a) — Earnings were inadequate to cover fixed charges by $96.1 million and $162.8 million in 2003 and 2002, respectively.

(b) — The ratio of earnings to fixed charges is not applicable for 2007 as a result of the redemption of the Notes on March 7, 2007.